March 22, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Aamira Chaudhry and Abe Friedman

Re:	Manchester United plc

Form 20-F for Fiscal Year Ended June 30, 2022

Filed on September 23, 2022

File No. 001-35627

To Whom It May Concern:

Set forth below are the responses of Manchester United plc (“Manchester United” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated and received via email on March 9, 2023 (the “March 9 Letter”), related to the Company’s Form 20-F for the fiscal year ended June 30, 2022, filed by the Company on September 23, 2022 (the “Form 20-F”). Each response is keyed to the corresponding numbered paragraph in the March 9 Letter.

Form 20-F for the Fiscal Year Ended June 30, 2022

Exhibits 13.1 & 13.2, page 1

1.	Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of June 30, 2022. In doing so, please refile the Form 20-F in its entirety, along with updated certifications that are currently dated and refer to the Form 20-F/A.

Concurrently with this letter, the Company is filing Amendment No. 1 on Form 20-F/A, including new certifications as Exhibits 13.1 and 13.2 referring to the correct fiscal year ended June 30, 2022.

Please contact me if you have any further questions.

Sincerely,

MANCHESTER UNITED PLC

/s/ Cliff Baty

Cliff Baty
Chief Financial Officer